March 12, 2026

James Dimon
Chief Executive Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

       Re: JPMorgan Chase & Co.
           Registration Statement on Form S-3
           Filed February 24, 2026
           File No. 333-293684
Dear James Dimon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Hui Lin